UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-32395

CONOCOPHILLIPS SAVINGS PLAN
(Full title of the Plan)

PO Box 4783
Houston, Texas 77210
(Address of plan administrator)

ConocoPhillips
(Name of issuer of securities)

925 N. Eldridge Parkway
Houston, Texas 77079
(Address of principal executive office) (Zip code)

FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

Financial statements of the ConocoPhillips Savings Plan, filed as part of this annual report, are listed in the accompanying index.

(b) Exhibits

Exhibit 23 Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the ConocoPhillips Company Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONOCOPHILLIPS COMPANY
BENEFITS COMMITTEE

/s/ Frank Alexander
Frank Alexander, Manager, US Benefits
Authorized Representative of the ConocoPhillips Company Benefits Committee

June 24, 2026

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of ConocoPhillips Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of ConocoPhillips Savings Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2025 and 2024, and the changes in its net assets available for benefits for the year ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2025 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 1988.

Houston, Texas
June 24, 2026

Statements of Net Assets	ConocoPhillips Savings Plan
Available for Benefits

	Thousands of Dollars
At December 31	2025	2024

Assets
Receivables:
Company contributions receivables	$26,277	$24,012
Notes receivable from participants	35,265	32,278
Receivable for securities sold	57,336	—
Other receivables	35	128
Total receivables	118,913	56,418
Investments, at fair value	7,169,730	5,966,836
Investments, at contract value	556,132	—
Plan interest in Stable Value Fund Master Trust	—	690,153
Total assets	$7,844,775	$6,713,407
Liabilities
Payables:
Excess contributions payable	$4,744	$5,014
Total liabilities	4,744	5,014
Net assets available for benefits	$7,840,031	$6,708,393

See Notes to Financial Statements.

Statement of Changes in Net	ConocoPhillips Savings Plan
Assets Available for Benefits

Year Ended December 31, 2025	Thousands of Dollars

Additions
Company contributions	$148,078
Active employee contributions	134,041
Rollovers	27,941
Total contributions	310,060
Investment income
Dividends and interest	97,165
Net appreciation in fair value of investments	768,136
Total investment income	865,301
Interest income on notes receivable from participants	2,255
Other additions	29
Total additions	1,177,645

Deductions
Distributions to participants or their beneficiaries	838,321
Administrative expenses	1,480
Total deductions	839,801

Transfer from Marathon Oil Company Thrift Plan	793,794

Net increase	1,131,638

Net assets available for benefits
Beginning of year	6,708,393

End of year	$7,840,031

See Notes to Financial Statements.

Notes to Financial Statements	ConocoPhillips Savings Plan

Note 1--Plan Description

The following description of the ConocoPhillips Savings Plan (Plan) is as of December 31, 2025 and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution, 401(k) profit sharing plan, which includes an employee stock ownership plan (ESOP) component. Fidelity Workplace Services LLC serves as record keeper for the Plan and Fidelity Management Trust Company (Fidelity) serves as trustee.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

During 2024, ConocoPhillips acquired Marathon Oil Corporation. Effective December 31, 2025, the Marathon Oil Company Thrift Plan was merged into the Plan with a net asset transfer of $793.8 million, which included a frozen self-directed brokerage account feature (see Note 3).

Eligibility
Generally, active employees of ConocoPhillips Company (the Company) and its subsidiaries on the direct U.S. dollar payroll are eligible to participate in the Plan.

Contributions
Most U.S. employees are eligible to participate in the Plan. Employees can deposit up to 75 percent of their eligible pay, subject to statutory limits, in the Plan to a variety of investment funds. Employees who participate in the Plan and contribute at least 1 percent of their eligible pay receive a 6 percent company cash match with a potential company discretionary cash contribution of up to 6 percent. For the plan year ended December 31, 2025, a company discretionary cash contribution of 3 percent was approved for January through June and 3 percent was approved for July through December.

New employees, rehires, and employees that elected to opt out of the Cash Balance Plan (Title II of ConocoPhillips Retirement Plan) are eligible for a Company Retirement Contribution (CRC). These participants receive a 6 percent company contribution. The CRC does not require any employee contributions.

Active employees are eligible to make catch-up contributions to the Plan beginning in the year they attain the age of 50.

Plan assets are invested in a variety of investment funds; however, the ConocoPhillips Leveraged Stock Fund, Phillips 66 Leveraged Stock Fund, and Phillips 66 Stock Fund are closed to new contributions. Investments in the Plan are participant-directed.

Participant Accounts
Each participant’s account is allocated active employee contributions, company contributions, Plan earnings and losses, and charged with an allocation of investment and administrative expenses, as applicable. Allocations are based on participant earnings or account balances. Recordkeeping expenses are charged directly to each participant’s account on a quarterly basis. The benefit to which a participant is entitled is the balance in the participant’s vested account.

Vesting
Participants are immediately vested in their own contributions, company match and discretionary contributions. Participants in the CRC are 100% vested after three years of service with the Company.

Voting Rights
As a beneficial owner of ConocoPhillips Stock, Plan participants and beneficiaries are entitled to direct the trustee to vote the ConocoPhillips Stock attributable to their accounts.

Diversification
Generally, participants may make unlimited exchanges out of any investment fund in any dollar amount, whole percentages, or shares of their account to another investment fund subject to the exchange rules of the Plan. In addition, using selected investment percentages, a participant may request a reallocation of both the existing account and future contribution allocations or a rebalancing of the participant’s existing account.

Share Accounting Method for ConocoPhillips Stock
Participants have the ability to buy or sell shares in real time. Real-time trading allows a participant to see a quote of the current market price and submit a buy/sell market or limit order eligible for immediate execution during normal market hours.

Distributions
Total distributions from participant accounts can be made upon the occurrence of specified events, including the attainment of the age of 59½, death, disability, or termination of employment. Partial distributions are permitted in cases of specified financial hardship.

Installment Payments
A terminated employee or a beneficiary who is the surviving spouse of a participant is eligible to elect a distribution based on a fixed dollar amount or life expectancy installment payments.

Dividend Pass Through
A participant can make an election to receive cash dividends on the shares of ConocoPhillips Stock attributable to the participant’s account invested in the ConocoPhillips Stock Fund and the ConocoPhillips Leveraged Stock Fund. The distribution of these dividends is made on each dividend payment date.

Forms of Payment
Generally, distributions from participant accounts invested in ConocoPhillips Stock and Phillips 66 Stock can be made in cash, stock, or a combination of both. Distributions from all other funds in the Plan are made in cash. An election to make an eligible rollover distribution is also available.

Participant Loans
Active employee participants can request a loan from their account in the Plan. The minimum loan is $1,000. Generally, the maximum loan is the lesser of $50,000 or one-half of the vested value of the participant’s account. For those eligible for loans, three outstanding loans are available at any one time, one of which can be a home loan. Generally, the maximum term of a home loan is 238 months, and the maximum term of a general purpose loan is 58 months.

Plan Trust Agreement
The trust agreement with Fidelity provides for the administration of all assets in the Plan.

Administration
The Plan is administered by the ConocoPhillips Company Benefits Committee (Committee). Members of the Committee are appointed by the Board of Directors of the Company and serve without compensation, but may be reimbursed by the Company for necessary expenditures incurred in the discharge of their duties. Administrative expenses of the Plan are paid from assets of the Plan to the extent allowable by law, unless paid by the Company.

Excess Contribution Payable
Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (IRS) are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the excess contributions for Plan Year 2025 to the applicable participants by May 1, 2026.

Note 2--Significant Accounting Policies

Basis of Presentation
The Plan’s financial statements are presented on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (GAAP). Distributions to participants or their beneficiaries are recorded when paid.

Notes Receivable From Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a benefit payment is recorded.

Receivable for Securities Sold
As of December 31, 2025, certain trades related to the merger of the Marathon Oil Company Thrift Plan were pending settlement and are therefore shown as a receivable at period end. This is largely related to Marathon Oil Company Thrift Plan Stable Value Fund assets that were mapped to the Plan's Stable Value Fund (SVF).

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Change in Presentation
In prior financial statements, the Plan's 100% interest in the SVF was presented as a single line item titled "Plan interest in Stable Value Fund Master Trust." For the year ended December 31, 2025, the Plan presented the underlying investments of the SVF within "Investments, at fair value" for the short-term investment fund (STIF) and "Investments, at contract value" for the fully benefit-responsive synthetic guaranteed investment contracts (SYNs). SVF-related fair value disclosures have been incorporated into Note 3 - Investments.

Note 3--Investments

Investment Valuation and Income Recognition
Investments held by the Plan (except the SYNs) are stated at fair value less costs to sell, if those costs are significant. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Common stock and mutual funds are valued using quoted market prices. Common/collective trusts (CCTs) are valued at net asset value (NAV) per share as determined by the issuer based on the fair value of the underlying investments. Self-directed brokerage accounts may be holding stocks, corporate bonds, treasury securities, or other securities available on the active market. These securities are valued using quoted market prices. The assets in the SVF include SYNs and a STIF. SYNs are recorded at contract value. Contract value is the relevant measurement attributable to SYNs because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. SYNs are backed by units of CCTs. The STIF is valued at amortized cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment securities are exposed to various risks, including interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Stable Value Fund
The SVF consists of six SYN's backed by units of CCTs and a STIF. Fidelity serves as trustee.

The STIF seeks to provide safety of principal and daily liquidity by investing in high-quality money market instruments. Participant directed withdrawals or exchanges from the SVF may be made on any business day. For each SYN, the underlying investments consist of units of fixed-income CCTs supported by a wrapper contract issued by an insurance company or bank to provide market and cash flow protection to the Plan to allow for participant transactions at contract value. The wrapper contract amortizes the difference between the market value and contract value of the underlying investments resulting from realized and unrealized gains and losses, typically over a period related to the duration of the underlying portfolio, through adjustments to the future interest crediting rate. The wrapper contract includes provisions that generally prevent the calculated interest crediting rate from falling below zero.

As of December 31, 2024, the SVF was $690.2 million, including $672.2 million of SYNs, measured at contract value and $18.0 million in a STIF, measured at fair value using Level 2 inputs.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuers. In these scenarios, transactions could instead occur at fair market value. These events include, but are not limited to, termination of the Plan or SVF, a material adverse change to the provisions of the Plan, a decision by the administrator of the Plan to withdraw from or terminate an investment contract without securing a replacement contract, and in the event of a spin-off or sale of a division if the terms of a successor plan do not meet the investment contract issuer’s underwriting criteria for issuance of a clone investment contract. However, the Committee does not anticipate that limitations on book value transactions resulting from the events described above are probable of occurrence.
Examples of events that would permit a contract issuer to terminate an investment contract upon short notice include the Plan’s loss of its qualified tax status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these occurred, the investment contract issuer could terminate the investment contract at fair value. The Committee does not anticipate that any of these events are probable of occurrence.

Institutional and Vanguard Trusts
Institutional Trusts including BlackRock, Fidelity, Geode Capital Management, PIMCO and State Street Trusts, are comprised of low-cost domestic equity, international equity, and domestic fixed-income investment funds. Each investment option employs a full replication indexing approach in which the trust seeks to match the performance of a specified index while minimizing net tracking error. Participant transactions for the BlackRock Institutional Trusts occur in a custom portfolio which holds shares of the underlying trust. Since participant transactions occur at the portfolio level instead of directly into the trust itself, NAV per share will trend with but not equal the NAV per share in the underlying trust held by the Plan.

The Vanguard Target Retirement Trusts are highly diversified funds whose objective is to offer an appropriate balance of risk and return at every stage of retirement investing. The year in the trust name refers to the approximate year (the target retirement date) when an investor in the trust would retire and leave the workforce. Each trust automatically rebalances and adjusts its asset mix over time, gradually shifting to become more conservative as the trust approaches its target retirement date. Once a trust has passed its target retirement date, its allocation is gradually adjusted to match that of the Vanguard Target Retirement Income Trust and it may merge with that trust in seven years.

The trustees of the Institutional and Vanguard Trusts, in their sole discretion, but upon consultation with the Plan, shall decide whether to honor a redemption request in cash, in kind, or a combination of both. The trustees will use their best efforts to distribute proceeds as soon as practicable; provided however, that (i) cash proceeds from the sale of securities liquidated to fund a withdrawal need not be paid until after the actual settlement date or dates of the sale of such securities; and (ii) the trustees may suspend redemptions and/or postpone the payment of redemption proceeds at times when the New York Stock Exchange is closed or during other emergency circumstances.

Self-directed Brokerage Accounts
In connection with the merger of the Marathon Oil Company Thrift Plan into the Plan, the Plan added a frozen self-directed brokerage account feature. As a frozen feature, interest and dividends generated from investments in such brokerage accounts would be credited to the investments that generated them, but no further trading activity is permitted other than to sell investments and deposit cash proceeds into the participant’s core cash investment option of the brokerage account.

Note 4--Fair Value Measurements

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2
Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value.

	Thousands of Dollars
	Assets at Fair Value as of December 31, 2025
	Level 1	Level 2	Level 3	Total
Mutual Funds	$781,204	$—	$—	$781,204
Common Stock	1,072,048	—	—	1,072,048
Self-Directed Brokerage Accounts	46,576	—	—	46,576
STIF	—	9,956	—	9,956
Total in fair value hierarchy	$1,899,828	$9,956	$—	$1,909,784

Investments measured at net asset value*
Common/Collective Trusts				5,259,946
Total investments, at fair value				$7,169,730

	Thousands of Dollars
	Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Mutual Funds	$1,010,120	$—	$—	$1,010,120
Common Stock	1,195,289	—	—	1,195,289
Total in fair value hierarchy	$2,205,409	$—	$—	$2,205,409

Investments measured at net asset value*
Common/Collective Trusts				3,761,427
Total investments, at fair value				$5,966,836

*In accordance with FASB ASC Subtopic 820-10, “Fair Value Measurement – Overall”, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

The CCTs held by the Plan are the Vanguard Retirement Trusts, as well as BlackRock, Fidelity, Geode Capital Management, PIMCO and State Street Institutional Trusts.

Note 5--Employee Stock Ownership Plan

All ConocoPhillips Stock held by the Plan is considered part of the ESOP. This includes the ConocoPhillips Stock Fund and the ConocoPhillips Leveraged Stock Fund. The ConocoPhillips Stock Fund contains shares of ConocoPhillips Stock purchased with active employee contributions, company contributions, dividends reinvested in participant accounts, and shares allocated to participant accounts as a result of allocations other than those purchased with the proceeds of acquisition loans. The ConocoPhillips Leveraged Stock Fund primarily contains shares of ConocoPhillips Stock that were purchased with the proceeds of acquisition loans and allocated to participant accounts. Participants may direct that these contributions be exchanged from the ConocoPhillips Stock Fund and the ConocoPhillips Leveraged Stock Fund into other investment funds at any time.

Note 6--Tax Status

The Plan received a determination letter from the Internal Revenue Service (IRS) dated June 18, 2024, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the receipt of the determination letter, the Plan was further amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan, as amended and restated, is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Committee has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 7--Related Party and Party-in-Interest Transactions

Certain of the Plan’s assets are invested in ConocoPhillips Stock. Because ConocoPhillips is the ultimate parent of the Company, transactions involving ConocoPhillips Stock qualify as party-in-interest transactions. These types of transactions are exempt from the prohibited transaction rules.

Note 8--Plan Termination

In the event of termination of the Plan, participants and beneficiaries of deceased participants would be vested with respect to, and would receive, within a reasonable time, any funds in the participants’ accounts as of the date of the termination.

Schedule H, Line 4i--	ConocoPhillips Savings Plan
Schedule of Assets (Held at End of Year)	EIN 73-0400345, Plan 022

At December 31, 2025
			Thousands of Dollars
(a)(b)		(c)	(d)	(e)
Identity of issue borrower, lessor or similar party	Number of shares/units	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Historical Cost	Current Value

Common Stock
*ConocoPhillips	1,083,503	ConocoPhillips Leveraged Stock Fund	**	$101,428

*ConocoPhillips	7,712,245	ConocoPhillips Stock Fund	**	$721,966

Phillips 66	544,181	Phillips 66 Leveraged Stock Fund	**	$70,223

Phillips 66	1,382,745	Phillips 66 Stock Fund	**	$178,431
		Common Stock Subtotal		$1,072,048

Mutual Funds
The Vanguard Group	2,799,973	Vanguard International Value Fund Investor Shares	**	$115,415

	1,297,944	Vanguard International Growth Fund Admiral Shares	**	$147,953

	248,641,139	Vanguard Treasury Money Market Fund	**	$248,641

	3,082,943	Vanguard Windsor II Fund Admiral Shares	**	$257,117

	415,752	Vanguard Total International Bond Index Fund Institutional Shares	**	$12,078
		Mutual Funds Subtotal		$781,204

Common/Collective Trusts
*Fidelity	6,913,784	Fidelity Growth Company Commingled Pool Class F	**	$615,534

Geode Capital Management Trust	1,254,113	Geode Capital Management Trust Spartan Total Market Index Pool	**	$380,648

The Vanguard Group	227,205	Vanguard Target Retirement Income & Growth Trust Plus	**	$5,832

	1,644,623	Vanguard Target Retirement 2020 Trust	**	$136,060

	1,966,830	Vanguard Target Retirement 2025 Trust	**	$183,584

	2,603,246	Vanguard Target Retirement 2030 Trust	**	$267,640

	2,315,669	Vanguard Target Retirement 2035 Trust	**	$260,953

	2,149,726	Vanguard Target Retirement 2040 Trust	**	$261,729

	2,402,363	Vanguard Target Retirement 2045 Trust	**	$308,848

	2,241,576	Vanguard Target Retirement 2050 Trust	**	$296,202

	1,538,096	Vanguard Target Retirement 2055 Trust	**	$202,982

	728,887	Vanguard Target Retirement 2060 Trust	**	$57,946

	742,931	Vanguard Target Retirement 2065 Trust	**	$36,463

	303,468	Vanguard Target Retirement 2070 Trust	**	$9,025

	2,186,214	Vanguard Target Retirement Income Trust	**	$136,442

PIMCO	9,383,681	PIMCO Total Return Trust	**	$149,201

State Street	16,186,861	State Street Global All Cap Equity Ex-U.S. Index Securities Lending Series Fund Class II	**	$300,541

	15,216,100	State Street U.S. Bond Index Securities Lending Series Fund Class XIV	**	$175,594

BlackRock	3,611,409	BlackRock U.S. Treasury Inflation Protected Securities Fund M	**	$46,497

†	7,241,178	BlackRock Equity Index Fund F	**	$1,058,562

†	2,140,755	BlackRock Russell 2000 Index Fund F	**	$180,344

†	1,082,790	BlackRock MidCap Equity Index Fund F	**	$189,319
		Common/Collective Trusts Subtotal		$5,259,946

Synthetic Guaranteed Investment Contracts
Invesco	‡	IGT Invesco Short Term Bond Fund	**	$254,528

Invesco	‡	IGT Invesco Intermediate Fund	**	$55,551

Invesco	‡	IGT Jennison Intermediate Fund	**	$53,661

Invesco	‡	IGT PIMCO Core Fixed Income Fund	**	$28,524

Invesco	‡	IGT Loomis Sayles Core Fixed Income Fund	**	$27,292

Invesco	‡	IGT Dodge & Cox Core Fixed Income Fund	**	$27,191

Invesco	‡	IGT Loomis Sayles Intermediate Fund	**	$26,849

Invesco	‡	IGT Invesco Core Fixed Income Fund	**	$26,747

Invesco	‡	IGT PIMCO Intermediate Fund	**	$26,423

Multiple Asset Wraps	‡	Insurance Wrapper	**	$29,366
		Synthetic Guaranteed Investment Contracts Subtotal		$556,132

STIF
*Fidelity Management Trust	‡	Short-term investment fund, 3.67%	**	$9,956

Brokerage Accounts
*Brokerage Link	‡	Brokerage Link Self-Directed Brokerage Accounts	**	$46,576

Loans
*Participants		Loans to Plan participants, Interest rates ranging from 3.25% to 8.50%	**	$35,265

				$7,761,127
* Party-in-interest
** Historical cost information is not required for participant-directed investments.
† Plan participants access the BlackRock equity Trusts through Fidelity custom funds. The unit value of the custom fund will differ from the unit value of the underlying Trust.
‡ Not available as a stand-alone investment option.

Exhibit Index	ConocoPhillips Savings Plan
EIN 73-0400345, Plan 022

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm